Trio Petroleum Corp.

5401 Business Park South , Suite 115

Bakersfield, CA 93309

VIA EDGAR

April 14, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Sandra Wall

Re:	Trio Petroleum Corp. Form 10-K for Fiscal Year Ended October 31, 2024 Filed January 17, 2025 File No. 001-41643

Dear Ms. Wall:

Trio Petroleum Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 12, 2025, regarding the Company’s Annual Report on Form 10-K on January 17, 2025.

For the Staff’s convenience, we have repeated the Staff’s comments in bold, and have followed each comment with the Company’s response. References in the responses to page numbers and section headings refer to page numbers and section headings of Form 10-K. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to our Annual Report on Form 10-K/A (“Amendment No. 3”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Form 10-K for Fiscal Year Ended October 31, 2024

Business

Asphalt Ridge Option Agreement, page 3

1.

Please revise your disclosure of “billions of barrels of oil-in-place” to clarify the reference is to an estimate for the entire Uinta Basin and does not specifically refer to your Asphalt Ridge Development Project. Refer to the guidance prohibiting disclosure of certain estimates of oil and gas resources other than reserves in the Instruction to Item 1202 of Regulation S-K.

Response: In response to the Staff’s comment, revisions have been made to the disclosure on pages 3 and 36 in Amendment No.3 to provide that of the estimated 20 billion barrels of bitumen (oil) in the Utah tar sands, an estimated 10.8 billion barrels are located in the entire Uintah Basin, which is comprised principally of Asphalt Ridge, Hill Creek, Sunnyside and P.R. Spring formations.

You also note the estimate is derived from “various independent studies.” Please identify the author or source of these studies and disclose the date such studies were completed. This comment also applies to the disclosure on page 36.

Response: In response to the Staff’s comment, the Department of Energy’s Laramie Energy Technology Center (the “LETC”) titled In Situ Recovery of Oil from Utah Tar Sand: A Summary of Tar Sand Research at the Laramie Energy Technology Center, by L.C. Marchant and J.D. Westhoff is now identified as the applicable source on pages 3 and 36 of Amendment No. 3, which source continues to be relied upon in the industry.

South Salinas Project, page 5

2.	To the extent there are known expirations or planned relinquishments of material amounts of your undeveloped acreage in the aggregate over the near term (3 – 5 years), please expand your disclosure to provide the expiration dates and the gross and net acreage amounts. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K.

Response: In response to the Staff’s comment, we have added information on known expiration dates and gross and net acreage amounts on page 6 of Amendment No. 3, as per the disclosure requirements in Item 1208(b) of Regulation S-K.

Evaluation of Reserves and Net Revenue, page 8

3.	We note the discussion of technologies utilized by KLSP in their reserve estimation efforts indicates the estimated reserves were prepared using analogs conforming to the Society of Petroleum Engineers’ Petroleum Resource Management System (“PRMS”) definition. Refer to the disclosure requirements in Item 1201(c) of Regulation S-K which specifies the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200 in the preparation of the estimates of the probable and possible reserves disclosed in the reserves report and in the filing on Form 10-K. Please revise or modify the discussion as necessary.

Response: In response to the Staff’s comment, the discussion on page 9 of Amendment No. 3 has been revised to further explain the preparation of the estimates of probable and possible reserves in accordance with all applicable rules cited by the Staff.

Disclosure of Reserve Volumes and Reserve Values as of the End of April 30, 2024, page 9

4.	We note the statement “SEC criteria stipulate that reserves cannot be classified as P1 Proved if said reserves are not fully permitted for long-term production” appears inconsistent with the definition of reserves of all categories in Rule 4-10(a)(26) of Regulation S-K. Please explain to us in reasonable detail your rationale for assigning probable and possible reserves without associated proved reserves.

Response: In response to the Staff’s comment, we note the following:

While Probable and Possible reserves usually have associated Proved reserves, it is permissible to assign Probable and Possible reserves without having a Proved reserves component. SEC regulations and definitions are silent in this respect, but it subsequently addressed this issue in its CD&I Question 117.02, “Can an issuer assign probable or possible reserves in an area in which it does not, or cannot, assign proved reserves?”, which is answered with, “Yes. However, disclosure of unproved reserves without associated proved reserves should be done only in exceptional cases, such as for (1) development projects where engineering, geological, marketing, financing and technical tasks have been completed, but final regulatory approval is lacking. [Oct. 26, 2009]”. The KLSP Reserve Report describes in detail the engineering and geologic evidence for the reserves assigned to the South Salinas Project, the Company has confirmed ready access to sales points which will facilitate the marketing of hydrocarbon products, and the Company’s planned execution of the development Project with a phased approach consistent with anticipated financing. And it specifically addresses the economic producibility of certain volumes that would otherwise meet the requirements of Proved reserves in its cover letter: “While Proved reserves have not been assigned in this report, there is “reasonable certainty” that the P90 forecasts of oil and gas production may be realized in four (4) of the 19 well locations of Phase 1 and Phase 2. These four locations are at or adjacent to previously drilled wells that have demonstrated the capability to produce at commercial rates of oil and gas. Furthermore, the P90 forecasts generate positive cumulative undiscounted cash flow with the costs and prices used in this report. However, since this report is intended for use by the Company in a filing with the SEC, the definition of Proved reserves is subject to Part 210.4-10 in SEC Regulation S-X, which requires that project approval has been secured “by all necessary parties and entities, including government entities”. As a result, Proved reserves have not been assigned in this report. However, acquisition of the requisite CUPs by Monterey County the approval of the Company’s UIC (water disposal) application, and receipt of drilling permits by CalGEM is considered a reasonable expectation for the following reasons:

● Almost all of the Company’s South Salinas leasehold is on the Porter Ranch, an active working property that supports farming operations, livestock grazing, and the exploitation of oil and gas reserves, as well as the preservation of open space that preserves natural habitat. There is partly overlapping ownership in Bradley Minerals (the Lessor) and in Porter Ranch (the surface owner) and the interests and objectives of the two entities are closely aligned.

● The South Salinas operator, Trio Petroleum LLC, has demonstrated an ability to work with state and county officials to develop and produce oil fields in proximity to South Salinas.

● Infrastructure at the South Salinas Project includes seven existing wells, six expansive well pads, and three idle Aera Energy oil and gas pipelines. Expansive well pads are important because they can accommodate significant project development without additional disturbance of the surface. This is expected to help expedite the approval of requisite permits.”

General

5.	Please confirm your understanding that we will not be in a position to declare your Form S-1 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended October 31, 2024 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the S-1, please make corresponding revisions to all affected disclosure.

Response: In response to the Staff’s comment, we hereby confirm our understanding that the Staff will not be in a position to declare our Form S-1 effective until all outstanding comments regarding our October 31, 2024 Form 10-K have been resolved and agree that to the extent any comments related to the Form 10-K are applicable to disclosure in our Form S-1, we will make all corresponding changes.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Scott Miller, Esq., at smiller@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Robin Ross
Robin Ross
Chief Executive Officer

cc:	Scott Miller, Esq.
Ellenoff Grossman & Schole LLP